FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 24 March 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              --------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X|    Form 40-F
                                    -----             -----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                             Yes             No |X|
                                ----            ---


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.


Enclosures:
Dealings by Directors  London Stock
Exchange announcement                    24 March 2003                     4 inc


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DEALINGS BY DIRECTORS


1) NAME OF COMPANY

    EBOOKERS PLC

2) NAME OF DIRECTOR

    JOHN DONALDSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    AS NAMED IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    J.S. DONALDSON AND A.E. DONALDSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    SHARE PURCHASE

7)  Number of shares/amount of stock acquired

    14,250

8) % of issued Class

    NEGLIGIBLE


9)  Number of shares/amount of stock disposed

    N/A

10)  %  of issued Class

     N/A

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11) Class of security

    ORDINARY SHARES OF 14P EACH

12) Price per share

    208P

13) Date of transaction

    24 MARCH 2003

14) Date company informed

    24 MARCH 2003

15) Total holding following this notification

    14,250

16) Total percentage holding of issued class following this notification

    NEGLIGIBLE

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    -

18) Period during which or date on which exercisable

    -

19) Total amount paid (if any) for grant of the option

    -

20) Description of shares or debentures involved: class, number.

    -

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    -

22) Total number of shares or debentures over which options held following this notification

    -

23) Any additional information

    N/A

24) Name of contact and telephone number for queries

    LEIGH GRANT, DEPUTY COMPANY SECRETARY - 020 7489 2297

25) Name and signature of authorised company official responsible for making this notification

     HELEN O'BYRNE,  COMPANY SECRETARY

    Date of Notification     24 MARCH 2003






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  March 24  2003                               /s/ Helen O'Byrne
                                                     ------------------
                                                     Helen O'Byrne
                                                     Company Secretary




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